July 2, 2013

RE: Selling your Empire State Building Associates

Dear Investor,

My name is Pat Patterson. I’m Chairman and Founder of MCM Advisers, LP - a registered investment adviser with the SEC with over $200 million dollars under management. We’ve been looking for investments to add to our portfolio and we are offering you $225,000 per unit for Empire State Building Associates L.L.C. Why sell now?

Why take advantage of this opportunity today?

•
Guarantee cash now. The Supervisor has proposed a consolidation of Empire State into a REIT as part of an IPO, to be completed “no later than December 31, 2014.” Although the required supermajority consent has been reached, there can be no guarantee when the proposed IPO will occur.  Moreover, you will not be able to sell your new interests immediately following the IPO: you would be permitted to sell 50% six months after the IPO and the remainder after 1 year. Do you want to wait that long?

•	Our offer is substantially higher than other secondary market trades! Our current offer of $225,000 per Unit is almost 30% higher than the amount we paid in our April offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your unit(s), fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call me directly at (925) 235-1024 or email me at chris@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. This offer expires August 9, 2013. Fill out the enclosed Assignment Form, get a Medallion Stamp from your bank, and mail it in today.